Exhibit 12

QWEST CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in millions)
Income before income taxes and cumulative effect of changes in accounting principles	$1,921	$2,267	$2,440	$1,882	$1,628
Add: estimated fixed charges	705	671	682	700	700
Add: estimated amortization of capitalized interest	11	12	10	10	12
Less: interest capitalized	(10)	(14)	(12)	(12)	(10)

Total earnings available for fixed charges	$2,627	$2,936	$3,120	$2,580	$2,330

Estimate of interest factor on rentals	$63	$68	$62	$72	$82
Interest expense, including amortization of premiums, discounts and debt issuance costs(1)	632	589	608	616	608
Interest capitalized	10	14	12	12	10

Total fixed charges	$705	$671	$682	$700	$700

Ratio of earnings to fixed charges	3.7	4.4	4.6	3.7	3.3

(1)	Interest expense includes only interest related to long-term borrowings and capital lease obligations.